UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10 - SB / A

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

EDGAR® Filing.net, Inc.
(Name of Small Business Issuer in its charter)

Nevada	88-0428896
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
3110 S. Valley View, Ste. 105, Las Vegas, NV	89102
(Address of principal executive offices)	(zip code)

Issuer's telephone number: (702) 257-4680

Securities to be registered under section 12(b) of the Act:

Title of Each Class to be so registered	Name on each exchange on which each class is to be registered
_______________________________________	_________________________________________
_______________________________________	_________________________________________

Securities to be registered under section 12(g) of the Act:
Common Stock, $0.001 par value per share, 20,000,000 shares authorized, 7,686,125 issued and outstanding as of December 31, 1999.

Part I

Item 1. Description of Business

A. Business Development and Summary

EDGAR® Filing.net, Inc. (";EDFN"; or the ";Company";), a Nevada corporation incorporated on May 28, 1999, is a company with a principal business objective to provide electronic filing services for clients that need to electronically file prospectuses, registration statements, and other documents pursuant to federal securities laws with the Securities and Exchange Commission (SEC) via the SEC's electronic data gathering system entitled Electronic Data Gathering Analysis and Retrieval ("EDGAR®"). This program requires participants or their agents to file disclosure information with the SEC in an electronic format rather than by the traditional paper filing package. This electronic format, usually in ASCII, includes additional submission information and coding "tags" within the document for aid in the SEC's analysis of the document and retrieval by the public. This electronic format is generally delivered by direct telecommunications, but may be delivered on magnetic computer tape or by diskette. EDGAR® allows registrants to file, and the public to retrieve, disclosure information electronically. The Company has filed this Form 10-SB voluntarily, in effort to seek fully reporting status as part of its strategy to eventually seek quotation on the Over-the Counter Bulletin Board (OTC-BB®).

B. Business of Issuer

(1) Principal Products and Services and Principal Markets

EDGAR® Filing.net, Inc. (";EDFN"; or the ";Company";), is a full-service EDGAR®izing firm that files EDGAR® reports on behalf of public companies. The scope of work a full-service EDGAR ®izing firm undertakes is as follows: 1. Filing for EDGAR® access codes; 2. Conversion of document to EDGAR® acceptable format; 3. Client approval of EDGAR®ized document; 4. Electronic filing of the document. The Company has executed a trademark licensing agreement with the Securities and Exchange Commission (SEC) to use the EDGAR® name (see exhibit 10). Management of the Company believes that public companies, through its services, will have the opportunity to receive all of the advantages of using an EDGAR® filing agent, while keeping costs and fees to a minimum.

In addition, the Company believes that it will be able to establish market share as an SEC authorized EDGAR® filer over the next approximately six (6) to twelve (12) months because of the following primary reasons: (i) the Company's trained and experienced staff, (ii) the Company's strategic alliance with Campbell Mello Associates, Inc. (The Company has no formal agreement written or otherwise, with Campbell Mello Associates, and does not anticipate remunerating Campbell Mello Associates for any referrals or references.); (iii) the Company's "EDGAR® Solutions Network" which allows attorneys, law firms, accounting firms, investor relations firms, and others to partner, refer and receive remuneration for referring clients to the Company that need EDGAR®ization services without having to maintain an EDGAR®ization staff themselves, in house; (iv) because of recent LISTING RULE changes - adopted in January of 1999 - that require OTC-BB ® companies to file an initial registration statement and periodic reports electronically with the SEC to either maintain their listing on this market or to receive approval for trading on the market in the first place; and (v) because of the Company's low overhead and cost structure relative to its competitors.

EDGAR®, EDFN and Industry Background

The SEC has established a program for the electronic filing of documents under the federal securities laws, entitled Electronic Data Gathering Analysis and Retrieval ("EDGAR®"). This program requires participants or their agents to file disclosure information with the SEC in an electronic format rather than by the traditional paper filing package. This electronic format, usually in ASCII, includes additional submission information and coding "tags" within the document for aid in the SEC's analysis of the document and retrieval by the public. This electronic format is generally delivered by direct telecommunications, but may be delivered on magnetic computer tape or by diskette. EDGAR® allows registrants to file and the public to retrieve disclosure information electronically.

The SEC began the development of EDGAR® with a pilot program in 1984. Through a phase-in schedule, the SEC assigned one of ten dates by which all public companies must start filing disclosure documents through the EDGAR ® system, which began April 26, 1993. All publicly-held companies were expected to be required to file disclosure documents through EDGAR® by May 1996, according to the phase-in schedule. As of that date, all public domestic companies were required to make their filings on EDGAR®, except for filings made in paper because of a hardship exemption. In may 1999, the EDGAR® system began accepting filings in html (hyper text markup language) format, which allowed filers to maintain the look and feel of the original document, instead of the typewriter style ASCII format. At the same time, the EDGAR® system also allowed the use of "unofficial" PDF (portable document format) exhibits to filings.

In addition, OTC-BB® companies file registration statements and other required disclosure documentation with the SEC via EDGAR®. Non-reporting companies, whose securities were already quoted on the OTC-BB ® on January 4, 1999, were phased into compliance with the new NASD® requirements in June 2000, and companies out of compliance were delisted until they became fully reporting.

The Company is in the process of reviewing and testing software that will enable it to more quickly prepare and file the electronic version of financial and corporate documents. In addition, the Company has spent time training its current staff to coordinate the preparation of these EDGAR® Filings. The Company also keeps current and future participants informed of EDGAR® developments, and EDFN plans to increase these efforts over the next approximately twelve (12) to twenty-four (24) months. The Company also plans to institute a toll-free telephone information line for its customer's questions regarding EDGAR® and also distribute EDGAR® rules, forms and reference materials.

The Company has experienced an increased demand for its EDGAR® Filing services through its relationship with Campbell Mello Associates, Inc. ("CMA"), and believes that it will continue to experience increased demand for its services going forward as CMA continues to ramp up its operations and as more OTC-BB® companies are required to file regular statements and financials with the SEC. CMA is retained by one (1) to three (3) new clients per month based on its past six (6) months of operations, and most of those companies become EDFN clientele.

It must be noted however; that professional legal/business printers increasingly provide EDGAR® filing services and that this additional competition may adversely effect the Company sales or capacity to retain or increase clientele or business. Additionally, many filers file disclosure documentation in-house without resorting to the use of and EDGAR® filing agent. To the extent that issuer(s)/filers opt not to secure the services of a filing agent, EDFN may be adversely effected in terms of the overall business it might potentially gain.

(2) Distribution Methods of the Products or Services

Business Strategy Behind Distribution of Company Services

The economics underlying the Company's business strategy are simple. For each new client the Company is able to garner, the Company will usually be able to generate approximately $500 to $4,200 in initial revenues. Those revenues are based on the company's current fee and retainer structure, which ranges from one hundred (100) dollars minimum with no maximum. For example, the average form 10-sb filing generates twelve hundred (1,200) dollars in initial revenue, and each amendment thereafter will also garner eight (8) to twelve hundred (1,200) dollars. From that point forward, as long as the client continues to utilize the Company's EDGAR®ization services, each client should be worth a minimum of approximately $2,000 in annual revenues due to the filing of each client's quarterly and annual SEC regulatory filings. It must be noted however that many companies may wish to electronically file documents in-house or in fact may turn to other sources which may detrimentally impact the Company's anticipated revenue sources. As such, the Company's industry segment is characterized by what is commonly referred to as ";recurring revenue."; The Company currently has a client base of approximately twenty (20) recurring revenue clients. Additionally, the Company expects to garner additional clients via its relationship with CMA if in fact CMA continues to secure new clientele for itself and its referrals of those potential clients result in new clientele for EDFN.

Growth Strategy of Company

The Company believes that the current marketplace of established EDGAR® filers is highly fragmented, with literally dozens of EDGAR® filers located throughout the country. As such, the Company believes that there is an opportunity for a publicly traded EDGAR® company to acquire several, smaller and more established EDGAR®.

In addition, the Company provides financial data tables or other difficult-to-format items input prior to each client getting to the EDGAR®ization stage, and EDFN will also work evenings and weekends in order to get a client's timely EDGAR®ization filed according to a usually "; tight"; time critical filing schedule.

(3) Status of any Announced New Product or Service

The Company has limited operating history. The Company was incorporated under the laws of the State of Nevada on May 28, 1999. Activities to date have been limited primarily to organization, initial capitalization, finding and securing an appropriate, experienced management team and board of directors, the development of a business plan, and commencing with initial operational plans.

As of December 31, 1999, the Company has developed a business plan, recruited and retained a CEO, and established what steps need to be taken to achieve the results set forth in this Registration Statement. As a start-up and company, the Company has no new products or services to announce.

(4) Industry Background

The SEC has established a program for the electronic filing of documents under the federal securities laws, entitled Electronic Data Gathering Analysis and Retrieval ("EDGAR®"). This program requires participants or their agents to file disclosure information with the SEC in an electronic format rather than by the traditional paper-filing package. This electronic format, usually in ASCII, includes additional submission information and coding "tags" within the document for aid in the SEC's analysis of the document and retrieval by the public. This electronic format is generally delivered by direct telecommunications, but may be delivered on magnetic computer tape or by diskette. EDGAR® allows registrants to file and the public to retrieve disclosure information electronically.

The SEC began the development of EDGAR® with a pilot program in 1984. Through a phase-in schedule, the SEC has assigned one of ten dates by which all public companies must start filing disclosure documents through EDGAR ® operational system, which began April 26, 1993. All publicly-held companies were expected to be required to file disclosure documents through EDGAR® by May, 1996, according to the phase-in schedule. In addition, the NASD has mandated that OTC-BB® companies are to file registration statements with the SEC via EDGAR®, and to begin filing periodic filings with the SEC, which will likely greatly increase the number of companies that need to utilize EDGAR® filer services.

In May of 1999 the EDGAR® system began accepting documents in HTML (HyperText Markup Language) and unofficial documents in PDF (Portable Document Format). This modernization of the EDGAR® system was intended to make the system more user friendly, and give the documents submitted a look which was closer to that of the original document. At some point in the future, the SEC will no longer accept the traditional ASCII documents, and HTML will become the new standard.

(5) Raw Materials and Suppliers

The Company is a service business, and thus does not use raw materials or have any significant suppliers.

(6) Customers

The Company currently has approximately twenty (20) clients, and EDFN is generating approximately two (2) to six (6) new clients per month. As such, the Company's current revenues are not dependent on any one or even a few major customers.

(7) Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements, or Labor Contracts

The Company does not believe that its success is dependent on patents, trademarks, licenses, or proprietary technology or software of any kind.

The Company currently has an agreement (see exhibit 10) with the Securities and Exchange Commission to use the EDGAR® name. This agreement allows for cost free use of the EDGAR® pursuant to the terms and conditions set forth in the agreement. The agreement has a ten year term which may be renewed upon mutual consent of the parties. When using the EDGAR® name in promotional or marketing materials, the Company must first present the materials to the Associate General Counsel for Litigation and Administrative Practice of the SEC for approval, but may use the material if the Associate General Counsel or his or her designee has not objected in writing within twenty days.

Although the Company believes that its operations do not infringe on any copyright or any other proprietary rights of third parties, there can be no assurance that those parties will not assert that the Company's business procedures infringe their proprietary rights. The Company has no assurance that third parties will not obtain, or do not have, patents covering features of the Company's operations, in which event the Company or its customers might be required to obtain licenses to use such features. If a patent holder refuses to grant a license on reasonable terms or at all, the Company may be required to alter certain products or stop marketing them.

(8) Regulation

The Company requires the securing of a trademark license issued by the SEC for use of the name or phrase EDGAR® in its materials.

(9) Effect of Existing or Probable Government Regulations

None-not applicable.

(10) Research and Development Activities

The Company's business and industry does not rely on research and development activities. The Company has yet to incur any research and development costs from May 28, 1999 (date of inception) through December 31, 1999. In addition, the Company does not expect to incur any research and development expenses during the fiscal and calendar year ending December 31, 2000.

(11) Impact of Environmental Laws

The Company is not aware of any federal, state, or local environmental laws that would effect its operations.

(12) Employees

The Company presently has two (2) full-time employees. The Company's employees are currently not represented by a collective bargaining agreement, and the Company believes that its relations with its employees are good.

Item 2. Management's Discussion and Analysis or Plan of Operation

A. Management's Plan of Operation

(1) In its initial approximately seven (7) month operating period ended December 31, 1999, the Company incurred an operating net loss of $11,479 for selling, general and administrative expenses related to start-up operations. It has yet to receive any positive net income from operations.

The major components to expenses faced by the company in its day to day operations include payroll which is limited $2,500.00 monthly until such a time as management decides to employ additional personnel. Additionally the company expends approximately $35.00 monthly on incidental web-site development activities. Management intends to continue minimize costs until such a time in its discretion it believes expansion would be prudent. One element in making this determination is positive cash flow on a quarterly basis. If or when the company is successful in achieving this quarterly positive cash flow, it is likely that the company will consider expanding its personnel which will increase costs.

In May of 1999, one (1) founding shareholder purchased 7,000,000 shares of the Company's authorized treasury stock for cash and an advance of organizational costs totaling $25,295. This original stock offering was made pursuant to Nevada Revised Statues Chapter 90.490. Additionally, in December of 1999, the Company completed an offering of six hundred and eighty six thousand one hundred and twenty five (686,125) shares of the Common Stock of the Company to approximately seventy-nine (79) affiliated and unaffiliated shareholders, which resulted in $137,225 to the company. This offering was made in reliance upon an exemption from the registration provisions of Section 4(2) of the Securities Act of 1933, as amended, pursuant to Regulation D, Rule 504 of the Act. As of the date of this filing, the Company has seven million six hundred and eighty six thousand one hundred and twenty five (7,686,125) shares of its $0.001 par value common voting stock issued and outstanding which are held by approximately eighty-eight (88) shareholders of record. Management has determined that the proceeds from the sale of all of the Common Shares sold in the public offering delineated above will be sufficient to provide the Company's capital needs for the next twelve (12) months. The Company currently has no arrangements or commitments for accounts and accounts receivable financing. There can be no assurance that any such financing can be obtained or, if obtained, that it will be on reasonable terms.

The Company has no current commitments or other long-term debt. Additionally, the Company has and may in the future invest in short-term investments from time to time. There can be no assurance that these investments will result in profit or loss.

As of December 31, 1999, the Company has yet to generate any positive net income from operations. The Company, however, expects to be generating positive cash flows from operations by the end of its fiscal year ending December 31, 2000. It has generated revenue since shortly after inception and continues to do so increasingly as it attracts more clientele. The company has successfully reduced costs and anticipates reaching break-even point by the end of this fiscal year. The company believes that it has sufficient liquidity and cash reserves for the next 12 months. While these expectations are formulated based upon prudent and conservative presumptions, there can be no assurance that in fact such projections will indeed come to fruition. The company does believe however, that by positioning itself as a publicly traded and listed entity in this industry, it will secure a more optimal position in the view of the investing public. As such management believes that it would be more likely to attract additional investors via potential private placements should the need for additional capitalization present itself. Notwithstanding such an assessment, the company is not presently aware of any specific interest from potential investors, nor is management certain that such additional private capital will be available or that the company will in fact be successful in securing additional capital. If or when the company reaches break-even point and can therefore demonstrate to potential private investors that it can generate net income or profits, then this factor, coupled with publicly traded and listed status, will be utilized to market the company as an attractive investment for private placement purposes. Management has opted to pursue such a strategy in and about the first or second quarter of 2001. This strategy is reliant upon the company successfully listing on the OTC Bulletin Board, as management believes that without such listing it will prove far more difficult to successfully complete even a modest private placement. Given profitability and OTCBB listing, management intends on raising an additional $300,000.00 privately via the issuance of common stock, debt, or hybrid instruments as of yet not determined. This capital infusion shall be used mainly for aggressive marketing and advertising and supplementing the company's staff with one or two key personnel. If the company cannot succeed in implementing such a strategy, then its prospects for growth are substantially undermined. Without additional capitalization the company's capacity to survive as a going concern, much less achieve growth, is significantly constrained. Management is confident that no substantive additional capital will be needed until it is prepared to pursue its aggressive marketing strategy.

(2) No engineering, management or similar report has been prepared or provided for external use by the Company in connection with the offer of its securities to the public.

(3) Management believes that the Company's future growth and success will not be largely dependent on its ability to develop or acquire products and technology, and as such, the Company does not believe that its future product or service offerings will require substantial research and development.

The Company has yet to incur any research and development costs from May 28, 1999 (date of inception) through December 31, 1999. In addition, the Company does not anticipate incurring any substantial research and development costs through the fiscal and calendar year ending December 31, 2000.

  The Company currently does not expect to purchase or sell any of its facilities or equipment.

(5) Management does not anticipate any significant changes in the number of employees over the next approximately six (6) months.

(6) The company has conformed to the recent modernization of the EDGAR® system, and now submits most documents in HTML format instead of the traditional ASCII format. As a result, the documents appear close to their original format, retaining most of the original characteristics of the document.

B. Segment Data

As of December 31, 1999, the Company has generated revenue from only one primary source-that being the EDGAR®ization services that it provides to its clients as fully described herein. Accordingly, no table showing percentage breakdown of revenue by business segment or product line is included.

Item 3. Description of Property

A. Description of Property

The Company's corporate headquarters are located at 3110 South Valley View Blvd., Suite 105, Las Vegas, Nevada 89102. The office space is provided by Campbell Mello Associates (CMA), at no cost to the Company. The Company does not have any additional facilities. Additionally, there are currently no proposed programs for the renovation, improvement or development of the properties currently being utilized by the Company. Should CMA cease to provide office space at no cost, the Company will be compelled to lease its own space which may detrimentally effect the cost of its operations.

B. Investment Policies

Management of the Company does not currently have policies regarding the acquisition or sale of assets primarily for possible capital gain or primarily for income. The Company does not presently hold any long term investments or interests in real estate, investments in real estate mortgages or securities of or interests in persons primarily engaged in real estate activities.

Item 4. Security Ownership of Management and Certain Security Holders

A. Security Ownership of Management and Certain Beneficial Owners

The following table sets forth information as of the date of this Registration Statement certain information with respect to the beneficial ownership of the Common Stock of the Company concerning stock ownership by (i) each director, (ii) each executive officer, (iii) the directors and officers of the Company as a group, (iv) and each person known by the Company to own beneficially more than five percent (5%) of the Common Stock. Unless otherwise indicated, the owners have sole voting and investment power with respect to their respective shares.

Title Of Class	Name and Address of Beneficial Owner of Shares	Position	Amount of shares held by Owner	Percent of Class
Common	Anthony M. Mello III	N/A	5,093,996	72.77%
Common	Michael Kelly/Lindsay Wurzer	N/A	449,970	6.43%
Common	Don Miner	N/A	1,050,000	12.73%
Common	Glen E. Greenfelder, Jr.	Director	210,000	2.55%
Common	All Executive Officers and Directors as a Group (1 Person)

B. Persons Sharing Ownership of Control of Shares

No person or entity, other than Anthony M. Mello III and Don Miner owns or shares the power to vote ten percent (10%) or more of the Company's securities. Michael Kelley and Lindsay Wurzer or husband and wife.

C. Non-voting Securities and Principal Holders Thereof

The Company has not issued any non-voting securities.

D. Options, Warrants and Rights

There are no options, warrants or rights to purchase securities of the Company.

E. Parents of the Issuer

Under the definition of parent, as including any person or business entity who controls substantially all (more than 80%) of the issuer's common stock, the Company has no parent.

Item 5. Directors, Executive Officers and Significant Employees

A. Directors, Executive Officers and Significant Employees

The names, ages and positions of the Company's directors and executive officers are as follows:

Name	Age	Position
Thomas M. Chavez	23	President; CEO; Treasurer; Director
Mathew J. Blevins	24	Secretary and Director
Glen E. Greenfelder, Jr.	30	Director

B. Work Experience

Thomas M. Chavez, President, Chief Executive Officer, Treasurer and Director - Mr. Chavez is the President of EDGAR®Filing.net, Inc., and has held the position since the inception of the Company in May of 1999. Mr. Chavez has a background in information systems and technical sales and support. With his previous employer, Mr. Chavez spent eight months maintaining and upgrading the IS (Information Systems) systems of the company, which involved automating all applicable applications, in addition to his technical sales duties. In the prior year, Mr. Chavez was a technical support consultant for a business-to-business firm which serviced the largest private shipping company in the United States. Prior to that, Mr. Chavez managed a team of employees at a regional retail chain in Northern California for approximately three years. During his two year attendance at Las Positas College in Livermore, California, Mr. Chavez gained college-level training in several Windows and Mac based business tool software programs, such as Excel, Word, Publisher, Adobe PageMaker, Access, etc., as well as a multitude of DOS based applications. Currently, Mr. Chavez also serves as Director of Information Systems for NevWest Securities Corporation, a licensed broker-dealer and NASD member firm, where he manages all NASDAQ and administrative computer systems. Mr. Chavez devotes approximately 10 hours a week to his work with the Company.

Mathew J. Blevins, Secretary and Director - Mr. Blevins is a part time employee of the Company, and currently maintains an additional full time position with Campbell Mello Associates as its Senior Sales Representative where he has worked since November 1997. In such capacity, Mr. Blevins coordinates all corporate sales throughout the United States. Additionally, he oversees CMA's Resident Agent Division, a division of CMA that receives all service of process documents and sends out any annual filing notices from the Nevada Secretary of State. Mr. Blevins attended Western Kentucky University from 1994 to 1995, and transferred to the University of Southern Indiana in 1996 to pursue a degree in business where he was a Member of Phi Delta Theta Fraternity and was voted Best Pledge and Best New Member in 1997. Mr. Blevins devotes approximately 5 hours a week to the business of the Company.

Glen E. Greenfelder, Jr., Director - Mr. Greenfelder is the President and CEO for Campbell Mello Associates, LLC, a direct public offering consultant and Nevada incorporation firm for which he has worked the past three years. In his present role, he directly manages and supervises approximately ten (10) full-time and part-time employees. In addition to directing departmental operations, Mr. Greenfelder specializes in the domestic and international aspects of private investment partnerships commonly referred to as "hedge funds". Mr. Greenfelder's activities require substantive knowledge of the Securities Act of 1933, the Exchange Act of 1934, the Investment Company Act of 1940, the Investment Advisors Act of 1940, the Internal Revenue Code, ERISA, state "blue sky" laws, Commodity Futures Trading and the relationships among and between these and other securities laws as they relate to private investment partnerships. He graduated from UNLV in 1998 with a Bachelor of Science in Hotel Administration after completing a four-year course of study. He is a member of Golden Key National Honor Society, and was the Vice President of Eta Sigma Delta International Honors Society. After graduating with distinction from Marion Military Academy in 1988, Mr. Greenfelder worked for national Resorts and Hotels such as Marriott and Doral. Mr. Greenfelder's managerial positions routinely required coordinating and reviewing sales teams, organizing sales programs, supervising operations, and managing departments. Mr. Greenfelder devotes approximately three hours weekly to the business of the Company.

C. Family Relationships

None - Not applicable.

D. Involvement on Certain Material Legal Proceedings During the Last Five Years

(1) No director, officer, significant employee or consultant has been convicted in a criminal proceeding, exclusive of traffic violations.

(2) No director, officer, or significant employee has been permanently or temporarily enjoined, barred, suspended or otherwise limited from involvement in any type of business, securities or banking activities.

(3) No director, officer or significant employee has been convicted of violating a federal or state securities or commodities law.

Item 6. Executive Compensation

A. Remuneration of Directors and Executive Officers

The Company does not currently have employment agreements with its executive officers but expects to sign employment agreements with each in the next approximately twelve (12) months. All executive officers of the Company prior to December 31, 1999 - with the exception of the Company's President and CEO, Thomas M. Chavez - did not draw a formal salary from the Company. Over the next twelve (12) months, however, each executive officer is expected to draw the following annual compensation. The Company does not currently have a stock option plan.

(1)	Name of Individual or Identity of Group	Capacities in Which Remuneration Was Recorded	Annual Compensation
	Thomas M. Chavez	President and CEO	$30,000

(1) Compensation of Directors

There were no arrangements pursuant to which any director of the Company was compensated for the period from May 28, 1999 to December 31, 1999 for any service provided as a director. In addition, no such arrangement is contemplated for the foreseeable future.

Item 7. Certain Relationships and Related Transactions

Campbell Mello Associates (CMA) is engaged in providing regulatory filing services for companies seeking to effectuate corporate related activities in a manner consistent with documentary requirements promulgated by state and federal authorities. CMA assists its clients and their counsel in complying with state and federal laws pertaining to corporate governance matters including the compilation of documentation requisite to the public listing process. Much of the documentation compiled by CMA on behalf of its clients, must be filed with the Securities and Exchange Commission in electronic format, the principle service provided by EdgarFiling.net. CMA is therefore in a position to refer many potential clients to Edgarfiling.net.

The Company shares management personnel with CMA. Particularly, Mr. Greenfelder is the President and CEO of CMA, and serves as a director for EDFN. Likewise, Mr. Matthew Blevins is an officer of CMA and likewise serves as secretary and director with the company. Their presence and business experience is considered an invaluable asset to the management of EDFN.

Part II

Item 1. Legal Proceedings

The Company is not currently involved in any legal proceedings nor does it have knowledge of any threatened litigation.

Item 2. Market for Common Equity and Related Stockholder Matters

A. Market Information

(1) The common stock of the Company is not currently traded on the OTC Bulletin Board or any other formal or national securities exchange. Being a start-up company, there is no fiscal history to disclose. There is no public market for any of the Company's securities at present.

(2)(i) There is currently no Common Stock that is subject to outstanding options or warrants to purchase, or securities convertible into, the Company's common stock.

(ii) There are approximately 7,010,500 shares of common stock of the company which are restricted pursuant to Rule 144 of the 33' Act. These shares cannot be sold or transferred unless done so in accordance with Rule 144.

(iii) There is currently no common equity that is being or is proposed to be publicly offered by the registrant, the offering of which could have a material effect on the market price of the issuer's common equity.

B. Holders

As of December 31, 1999, the Company had approximately 80 stockholders of record.

C. Dividend Policy

The Company has not paid any dividends to date. In addition, it does not anticipate paying dividends in the immediate foreseeable future. The board of directors of the Company will review its dividend policy from time to time to determine the desirability and feasibility of paying dividends after giving consideration to the Company's earnings, financial condition, capital requirements and such other factors as the board may deem relevant.

D. Reports to Shareholders

The Company intends to furnish its shareholders with annual reports containing audited financial statements and such other periodic reports as the Company may determine to be appropriate or as may be required by law. Upon the effectiveness of this Registration Statement, the Company will be required to comply with periodic reporting, proxy solicitation and certain other requirements by the Securities Exchange Act of 1934.

E. Transfer Agent and Registrar

The Transfer Agent for the shares of common voting stock of the Company is Shelley Godfrey, Pacific Stock Transfer Company, 5844 S. Pecos, Suite D, Las Vegas, Nevada 89120, (702)-361-3033.

Item 3. Recent Sale of Unregistered Securities

In May of 1999, one (1) founding shareholder purchased 7,000,000 shares of the Company's authorized treasury stock for cash and an advance of organizational costs totaling $25,295. This original stock offering was made pursuant to Nevada Revised Statues Chapter 90.490 and in reliance upon the exemption provided by Section 4(2) of the Securities Act of 1933, as amended.

In December of 1999, the Company completed an offering of six hundred and eighty six thousand one hundred and twenty five (686,125) shares of the Common Stock of the Company to approximately seventy nine (79) affiliated and unaffiliated shareholders in a state registered Rule 504 offering declared effective by the State of Nevada on August 28, 1999. This offering was made in reliance upon an exemption from registration with the SEC pursuant to Regulation D, Rule 504 of the Act. As such this 504 offering was duly registered in the state of Nevada and otherwise satisfied the public offering requirements of rule 504. The company received net proceeds from the offering of approximately $137,225. The Company filed an original Form D with the Securities and Exchange Commission on or about JANUARY 7, 2000. As of the date of this filing, the Company has seven million six hundred and eighty six thousand one hundred and twenty five (7,686,125) shares of its $0.001 par value common voting stock issue d and outstanding which are held by approximately eighty-eight (88) shareholders of record.

Item 4. Description of Securities

A. Common Stock

(1) Description of Rights and Liabilities of Common Stockholders

i. Dividend Rights - the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefore at such times and in such amounts as the board of directors of the Company may from time to time determine.

ii. Voting Rights - each holder of the Company's common stock are entitled to one vote for each share held of record on all matters submitted to the vote of stockholders, including the election of directors. All voting is noncummulative, which means that the holder of fifty percent (50%) of the shares voting for the election of the directors can elect all the directors. The board of directors may issue shares for consideration of previously authorized but unissued common stock without future stockholder action.

iii. Liquidation Rights - upon liquidation, the holders of the common stock are entitled to receive pro rata all of the assets of the Company available for distribution to such holders.

iv. Preemptive Rights - holders of common stock are not entitled to preemptive rights.

v. Conversion Rights - no shares of common stock are currently subject to outstanding options, warrants, or other convertible securities.

vi. Redemption rights - no redemption rights exist for shares of common stock.

vii. Sinking Fund Provisions - no sinking fund provisions exist.

viii. Further Liability For Calls - no shares of common stock are subject to further call or assessment by the issuer. The Company has not issued stock options as of the date of this Registration Statement.

(2) Potential Liabilities of Common Stockholders to State and Local Authorities

No material potential liabilities are anticipated to be imposed on stockholders under state statues. Certain Nevada regulations, however, require regulation of beneficial owners of more than 5% of the voting securities. Stockholders that fall into this category, therefore, may be subject to fines in circumstances where non-compliance with these regulations are established.

B. Debt Securities

The Company is not registering any debt securities, nor are any outstanding.

C. Other Securities To Be Registered

The Company is not registering any security other than its common stock.

Item 5. Indemnification of Directors and Officers

The Bylaws of the Company provide for indemnification of its directors, officers and employees as follows: Every director, officer, or employee of the Corporation shall be indemnified by the Corporation against all expenses and liabilities, including counsel fees, reasonably incurred by or imposed upon him/her in connection with any proceeding to which he/she may be made a party, or in which he/she may become involved, by reason of being or having been a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the Corporation, partnership, joint venture, trust or enterprise, or any settlement thereof, whether or not he/she is a director, officer, employee or agent at the time such expenses are incurred, except in such cases wherein the director, officer, employee or agent is adjudged guilty of willful misfeasance or malfeasance in the performance of his/her duties; provided that in the ev ent of a settlement the indemnification herein shall apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the Corporation.

The Bylaws of the Company further states that the Company shall provide to any person who is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the corporation, partnership, joint venture, trust or enterprise, the indemnity against expenses of a suit, litigation or other proceedings which is specifically permissible under applicable Nevada law. The Board of Directors may, in its discretion, direct the purchase of liability insurance by way of implementing the provisions of this Article. However, the Company has yet to purchase any such insurance and has no plans to do so.

The Articles of Incorporation of the Company states that a director or officer of the corporation shall not be personally liable to this corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, but this Article shall not eliminate or limit the liability of a director or officer for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of the law or (ii) the unlawful payment of dividends. Any repeal or modification of this Article by stockholders of the corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the corporation for acts or omissions prior to such repeal or modification.

The Articles of Incorporation of the Company further states that every person who was or is a party to, or is threatened to be made a party to, or is involved in any such action, suit or proceeding, whether civil, criminal, administrative or investigative, by the reason of the fact that he or she, or a person with whom he or she is a legal representative, is or was a director of the corporation, or who is serving at the request of the corporation as a director or officer of another corporation, or is a representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the State of Nevada from time to time against all expenses, liability and loss (including attorneys' fees, judgments, fines, and amounts paid or to be paid in a settlement) reasonably incurred or suffered by him or her in connection therewith. Such right of indemnification shall be a contract right that may be enforced in any manner desired by such person. The expenses of officers and directors incurred in defending a civil suit or proceeding must be paid by the corporation as incurred and in advance of the final disposition of the action, suit, or proceeding, under receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the corporation. Such right of indemnification shall not be exclusive of any other right of such directors, officers or representatives may have or hereafter acquire, and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law, or otherwise, as well as their rights under this article.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it i s against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Part F/S

Item 1. Financial Statements

The following documents are filed as part of this report:

G. BRAD BECKSTEAD
Certified Public Accountant

330 E. Warm Springs
Las Vegas, NV 89119
702.528.1984
888.483.3827

INDEPENDENT AUDITOR'S REPORT

February 4, 2000

Board of Directors
EDGAR® Filing.net, Inc.
3110 S. Valley View, Ste. 105
Las Vegas, NV 89102

I have audited the Balance Sheet of Edgar Filing.net, Inc.(the "Company"), as of December 31, 1999, and the related Statements of Operations, Stockholders' Equity, and Cash Flows for the period May 28, 1999 (Date of Inception) to December 31, 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement presentation. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Edgar Filing.net, Inc., as of May 28, 1999 (Date of Inception) to December 31, 1999, and the results of its operations, stockholders' equity and cash flows for the period then ended in conformity with generally accepted accounting principles.

/s/ G. Brad Beckstead, CPA

EDGAR® Filing.net, Inc.

Balance Sheet
December 31, 1999

Assets
Cash	$28,981
Short-term investments	139,087
Accounts receivable	325
Other current assets	1,500
Organizational costs, net	260
Total Assets	$170,153
Liabilities and Stockholders' Equity
Income tax payable	1,145
Total Liabilities	1,145
Common Stock, $0.001 par value, 20,000,000 shares authorized; 7,686,125 shares issued and outstanding at 12/31/99	7,686
Preferred Stock, $0.001 par value, 5,000,000 shares authorized; no shares issued and outstanding at 12/31/99	-0-
Additional paid-in capital	154,834
Retained earnings	6,488
Total Stockholders' Equity	169,008
Total Liabilities and Stockholders' Equity	$170,153

See Accompanying Notes to Financial Statements

EDGAR® Filing.net, Inc.

Income Statement
For the period
May 28, 1999 (Date of Inception)
to December 31, 1999

Revenue	$13,544
Expenses:
General and administrative expenses	24,988
Depreciation and amortization	35
Total expenses	25,023
Net operating loss	(11,479)
Other income or (expense)
Interest income	189
Gain on sale of assets	18,923
Net income before income taxes	7,633
Provision for income tax	(1,145)
Net income	$6,488
Weighted average number of common shares outstanding	7,686,125
Net income per share	$-0-

See Accompanying Notes to Financial Statements

EDGAR® Filing.net, Inc.

Statement of Changes in Stockholders' Equity
For the period
May 28, 1999 (Date of Inception) to December 31, 1999

	Common Shares	Stock Amount	Additional Paid-in Capital	Deficit Accumulated During	Total Stockholders' Equity
Issued for cash on June 15, 1999	7,000,000	7,000.00	18,295.00		25,295.00
November 30, 1999 Issued for cash pursuant to rule 504 offering	686,125	686.00	136,539.00		137,225.00
Net Income, May 28, 1999 (inception) to December 31, 1999				6,488.00	6,488.00
Balance as of December 31, 1999	7,686,125	7,686.00	154,834.00	6,488.00	169,008.00

See Accompanying Notes to Financial Statements

EDGAR® Filing.net, Inc.

Statement of Cash Flows
For the period
May 28, 1999 (Date of Inception) to December 31, 1999

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	6,488
Amortization	35
Gain on sale of assets	(18,923)
Increase in accounts receivable	(325)
Increase in other current assets	(1,500)
Increase in organizational costs, net	(295)
Increase in income tax payable	1,145
Net cash used by operating activities	(13,375)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of marketable securities	(375,588)
Proceeds from sale of marketable securities	255,424
Net cash used by investing activities	(120,164)
CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of capital stock	7,686
Additional paid-in capital	154,834
Net cash provided by financing activities	162,520
Beginning cash, May 28, 1999 (Date of Inception)	-0-
Ending cash, December 31, 1999	28,981
NON-CASH TRANSACTIONS
Interest expense	-0-
Income taxes	-0-

See Accompanying Notes to Financial Statements

EDGAR® Filing.net, Inc.
Footnotes
December 31, 1999

Note 1 - History and organization of the company

The Company was organized May 28, 1999 (Date of Inception) under the laws of the State of Nevada, as EDGAR® Filing.net, Inc. The Company has had limited operations and in accordance with SFAS #7, the Company is considered a company. The Company is authorized to issue 20,000,000 shares of $0.001 par value common stock and 5,000,000 shares of $0.001 par value preferred stock.

On June 15, 1999, the Company issued 7,000,000 shares of its $0.001 par value common stock to its founding shareholders for cash in the amount of $25,295.00. $7,000.00 is considered common stock, and $18,295.00 is considered additional paid-in capital.

On November 30, 1999, the Company issued 686,125 shares of its $0.001 par value common stock to investors pursuant to rule 504 offering for a total amount of $137,225.00. $686.00 represents common stock and $136,539.00 represents additional paid-in capital.

There have been no other issuances of common or preferred stock.

Note 2 - Accounting policies and procedures

Accounting policies and procedures have not been determined except as follows:

  The Company uses the accrual method of accounting.

  The Company classifies all of its short-term investments as available-for-sale securities. Such short-term investments consist of money market funds, which are stated at fair market value. There are no unrealized gains or losses. Realized gains and losses on short-term investments are included in earnings and are derived using the specific identification method for determining the

Note 4 - Related party transactions

The Company does not lease or rent any property. Office services are provided without charge by a shareholder. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

Note 5 - Warrants and options

There are no warrants or options outstanding to acquire any additional shares of common stock.

Note 6 - Year 2000 issue

The Year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 issue may be experienced before, on, or after January 1, 2000, and if not addressed, the impact on operations and financial reporting may range from minor errors to significant system failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties will be fully resolved.

Part III

Item 1. Index to Exhibits (Pursuant to Item 601 of Regulation SB)

Exhibit Number	Name and/or Identification of Exhibit
3.	1Articles of Incorporation & By-Laws
A	Articles of Incorporation of the Company filed May 28, 1999
B	By-Laws of the Company adopted May 31, 1999
10.	1Material Contracts
23.	1Consent of Experts and Counsel
Consents of independent public accountants
27.	1Financial Data Schedule
Financial Data Schedule of EDGAR® Filing.net, Inc. ending December 31, 1999

1These exhibits are hereby incorporated by reference to the Company's previous filing(s) with the SEC.

Item 2. Description of Exhibits

Exhibit Number	Name and/or Identification of Exhibit
3.	1Articles of Incorporation & By-Laws
A	Articles of Incorporation of the Company filed May 28, 1999
B	By-Laws of the Company adopted May 31, 1999
10.	1Material Contracts
23.	1Consent of Experts and Counsel
Consents of independent public accountants
27.	1Financial Data Schedule
Financial Data Schedule of EDGAR® Filing.net, Inc. ending December 31, 1999

1These exhibits are hereby incorporated by reference to the Company's previous filing(s) with the SEC.

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

EDGAR® Filing.net, Inc.

(Registrant)

Date: Tuesday, August 29, 2000

By: /s/ Thomas M. Chavez

Thomas M. Chavez, President, Chief Executive Officer, Treasurer and Director

By: /s/ Mathew J. Blevins

Mathew J. Blevins, Secretary and Director

By: /s/ Glen E. Greenfelder, Jr

Glen E. Greenfelder, Jr., Director